CBRE Clarion Global Real Estate Income Fund

Proxy Voting Policies and Procedures

Policy Statement: The 1940 Act requires funds that invest in voting securities (i) to disclose their proxy voting policies and procedures in their registration statement; and (ii) to file annually with the SEC and make available to their shareholders their actual proxy voting record.

The Fund delegates to the Advisor the responsibility to vote proxies. Companion rules under the Advisers Act require an investment adviser to:

•	adopt proxy policies reasonably designed to ensure that the adviser votes proxies in the best interests of its clients, including addressing material conflicts of interest;

•	disclose to clients information about its proxy policies; and

•	maintain certain records relating to proxy voting.

These requirements are designed to ensure greater transparency in the voting of proxies.

The Fund has delegated proxy voting responsibility to the Advisor. The Advisor shall vote proxies in accordance with the Advisor’s policy and procedures, which are designed to ensure that the Advisor votes the Fund’s securities in the best interest of the Fund, as well as the manner in which the Advisor will address material conflicts of interest and maintain records of its voting elections. The Advisor is also responsible for filing the Fund’s Form N-PX with the SEC pursuant to Rule 30b1-4 under the 1940 Act.

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GLOBAL PROXY VOTING POLICY

OUR PRINCIPLES AND PHILOSOPHY

CBRE Clarion treats proxy voting as a fundamental responsibility of shareholders – one which can work to affect positive management behavior over time and therefore ultimately contribute to generating economic value to shareholders.

Proxy voting is an important right of shareholders, and reasonable care and diligence must be undertaken to ensure that such rights are properly and timely exercised. When CBRE Clarion has discretion to vote the proxies of its clients, it will vote those proxies in accordance with this policy and procedures. The guidelines presented in this policy reflect a corporate governance structure that is responsive to company stakeholders and supportive of responsible investment goals.

For the accounts over which CBRE Clarion maintains proxy voting authority, CBRE Clarion will vote proxies in accordance with its proxy voting guidelines. CBRE Clarion may, in certain circumstances, voluntarily adhere to guidelines established by its clients if doing so can be accomplished within the proxy voting process established with the proxy voting administrator. Otherwise, CBRE Clarion will not accept proxy voting authority to the extent clients wish to impose voting guidelines different from those of CBRE Clarion. As the responsibility for proxy voting is defined at the outset of the client relationship (and documented in the Investment Management Agreement), CBRE Clarion does not anticipate any confusion on the part of its clients in this respect.

OUR PROCEDURES AND CONTROLS

PROXY VOTING ADMINISTRATION

CBRE Clarion controls proxy voting for the majority of separate accounts under management, subject to limited exceptions; sub-advised funds may choose to handle their own voting.

CBRE Clarion has engaged a third-party vendor, Institutional Shareholder Services (ISS), to provide proxy voting administration services, including the tracking of proxies received for clients, providing notice to CBRE Clarion concerning dates votes are due, the actual casting of ballots, and recordkeeping. It is important to recognize that the ability of ISS and CBRE Clarion to process proxy voting decisions in a timely manner is contingent in large part on the custodian banks holding securities for CBRE Clarion clients. On a daily basis, CBRE Clarion provides ISS with a list of securities held in each account over which CBRE Clarion has voting authority.

While not the norm, in certain countries where share blocking is required, there may be times where CBRE Clarion chooses not to vote. Share blocking entails selling the stock short for a period of time around the date of the vote. We may decide not to vote if in the in the best interest of our client to avoid failed trades or overdrafts, or to have shares be freely tradeable.

DETERMINATION OF VOTE

CBRE Clarion established its own proxy voting guidelines and provides those guidelines to ISS. Proxy voting guidelines are reviewed and approved by our Head of ESG and Senior Global Portfolio Managers. The approved proxy voting guidelines are provided to ISS to facilitate the administrative processing proxy voting.

Voting decisions remain within the discretion of CBRE Clarion. On a daily basis, CBRE Clarion Securities Operations group reviews an online system maintained by ISS in order to monitor for upcoming votes. When a pending vote is identified, the Securities Operations team forwards the ballot to the appropriate Portfolio Manager or Investment Analyst for review, along with any supplemental information about the ballots provided by ISS and – if available – other research vendors to which CBRE Clarion subscribes.

CBRE Clarion Senior Investment Analysts review the proxy statement and determine the votes within the firm’s specified guidelines. If the Analyst’s indicated vote conflicts with CBRE Clarion’s guidelines, the vote must be verified (with documented rationale) and approved by a designated Senior Portfolio Manager or our Head of ESG; the vote and corresponding rationale is also reviewed by our Chief Compliance Officer.

This proxy voting process is tested annually by external auditors to confirm that we have adequate procedures which are consistently applied.

CONFLICTS OF INTEREST

CBRE Clarion will identify any conflicts that exist between the interests of CBRE Clarion (including its employees and affiliates) and its clients as it relates to proxy voting. CBRE Clarion obtains information from all employees regarding outside business activities and personal relationships with companies within the investable universe (such as serving as board members or executive officers of an issuer), to confirm that employees do not have personal interests in transactions, holdings, or proxy matters. Additionally, CBRE Clarion will consider the conflicts associated with any ballot which identifies a relationship to CBRE Global Investors or another affiliate within CBRE Group. Lastly, CBRE Clarion will consider any ballot which relates to a client of CBRE Clarion as a potential conflict of interest.

If a material conflict is identified for a particular ballot, CBRE Clarion will refer the ballot and conflict to the CBRE Clarion Risk & Control Committee for review. In such situations, CBRE Clarion will generally defer the vote either to the recommendation provided by ISS (not based on the CBRE Clarion guidelines) or to the affected client(s) so that the client may determine its voting decision.

PROXY VOTING RECORDS

The proxy voting process is coordinated by the Securities Operations group and the Compliance team is responsible for oversight of and testing of the process. As noted above, ISS provides recordkeeping services, including retaining a copy of each proxy statement received and each vote cast. This information is available to CBRE Clarion upon request.

CBRE Clarion maintains files relating to its proxy voting procedures in an easily accessible place. Records are maintained and preserved for five years from the end of the fiscal year during which the last entry was made on a record, with records for the first two years kept on site. These files include:

•	copies of the proxy voting policies and procedures and any amendments thereto,

•	a copy of any document CBRE Clarion created that was material to making a decision how to vote proxies or that memorializes that decision, and

•

a copy of each written client request for information on how CBRE Clarion voted such client’s proxies and a copy of any written response to any (written or oral) client request for information on how CBRE Clarion voted its proxies.

Clients may contact the Compliance team at (610) 995-2500 to obtain a copy of these policies and procedures (and, if desired, the firm’s proxy voting guidelines) or to request information on the voting of such client’s proxies. A written response will list, with respect to each voted proxy that the client has inquired about:

•	the name of the issuer,

•	the proposal voted upon, and

•	how CBRE Clarion voted the client’s proxy.

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GLOBAL GUIDELINES

CBRE Clarion global guidelines, developed by senior leadership and reviewed and updated annually, reflect our preference for a corporate governance structure which is responsive to company stakeholders and supportive of responsible investment goals.

Some items up for vote are undertaken on a case-by-case basis. In those instances, we believe our framework – comprised of senior sector Analysts, senior level Portfolio Managers, our Head of ESG, and our Chief Compliance Officer – allows us to the determine the appropriate vote based on the firm’s combined knowledge, engagement, and our overall philosophy around governance.

The current versions of our key guidelines are summarized below:

ITEM	VOTE
BOARD STRUCTURE
Classification of Board We believe the entire board should up for election each year. • Vote against a proposal to classify the board of directors	Against
Board Independence We are in favor of boards where the majority is independent.	For

Overboarding

We believe that while experience on other boards can be an asset, the board member’s time and dedication to the board in question must take priority.

•  Vote against/withhold if the Board member is a CEO and sits on more than 3 public company boards total

•  Vote against/withhold if the Board member is not a CEO and sits on more than 4 public company boards total

Against

Board Diversity

We favor representation by minorities on the board to promote diversity of thought. While the percentages vary globally, we like to see at least one diverse member on the board at a minimum.

Case-by-case
Approve Board Size We favor board size between 6 members and 15 members.	Case-by-case

Separation of Chairperson and CEO

We favor the separation of Chairperson and CEO, although there may be situations where we would approve the dual role if we believe it to be in the best interest of the company/shareholders.

Case-by-case
Board attendance Generally require attendance at 75% of meetings	Case-by-case
Require a Majority Vote for the Election of Directors	For
Mandatory Retirement Age We favor experience and contribution over an age limit, if the director is contributing fully to the board.	Case-by-case

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COMPENSATION
Omnibus Stock Plans • Vote against proposed plan if the dilution from all plans (including proposed) exceeds 5% of shares and units outstanding.	Against
Option Repricing • Vote against the repricing of underwater options	Against

Executive Compensation Plans

We abide by the following criteria:

•  Short-term and long-term compensation plans must contain both absolute and relative metrics

•  Metrics must be measurable and realistic

•  Long term compensation should be paid in stock, with a vesting period of at least three years

•  Long term compensation must include a TSR metric

Case-By-Case
Approve Remuneration of Directors and Auditors	Case-by-case
Company Loans to Executives and Directors • Generally vote against company loans to executives and directors	Against
Approve or Amend Severance Agreements/Change-in-Control Agreements	Case-by-case
Advisory Vote on Executive Compensation (“Say on Pay”) Frequency • Vote FOR annual frequency	For

CAPITAL STRUCTURE
Approve an Increase in Authorized Common Shares or Preferred Shares	Case-by-case
Authorize New Class of Preferred Stock (USA) • Vote against if the board has unlimited rights to set the terms and conditions of the shares (known as “blank check” preferred stock).	Case-by-case
Approve Issuance of Warrants/Convertible Debentures (USA) • Vote against if the warrants/debentures, when exercised, would exceed ‘10’ percent of current outstanding voting rights.	Case-by-case
Authorize Issuance of Equity or Equity-Linked Securities with Preemptive Rights	Case-by-case
Share Repurchase Programs We generally support share repurchase programs if the stock is trading below the company’s net asset value and there is no better use for the capital	Case-by-case
Approve Special Dividends	For
Approve Stock Split	For

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Approve Reverse Stock Split Generally approve, but vote against if the company does not intend to proportionally reduce the number of authorized shares.	Case-by-case
Authorize Issuance of Bonds/Debentures (Global)	Case-by-case
Approve Issuance of Shares for a Private Placement • Vote against if (1) The shares have superior voting rights OR (2) The stock would be issued at a discount to the fair market value.	Case-by-case
Clawback of Incentive Payments We are in favor of clawback of incentive payments in the event of fraud or accounting misstatements.	Case-by-case

SHAREHOLDER PROPOSALS

Proxy Access

In favor of proxy access, with some brackets around ownership. In order to nominate a person to a board via the company’s proxy card, the shareholder or group must possess the following criteria

•  Own no less than 3% of the shares for 3 consecutive years, if the group consists of 5 or fewer shareholders

•  Own no less than 5% of the shares for 3 consecutive years, if the group is over 5 but less than 10 shareholders

For

Shareholder Proposal to Amend Bylaws

In favor of a shareholder proposal to amend bylaws, with some brackets around ownership. In order submit a proposal to amend bylaws, the shareholder or group must possess the following criteria:

•  Own no less than 1% of the shares for at least 1 year

For

Adopt, Renew or Amend Shareholder Rights Plan (Poison Pill)

•  Vote against if (1) The proposal is binding rather than precatory (advisory) OR (2) The proposal seeks to redeem the current rights plan (and does not ask for a shareholder vote).

Against
Submit or Amend Severance Agreement (Change-in-Control) to Shareholder Vote • Vote against if the company has already adopted a policy limiting golden parachutes.	Against
Establish Cumulative Voting of Directors We are generally against cumulative voting, since we are in favor of proxy access to nominate alternate board members	Case-by-Case
Political contributions We are in favor of the disclosure of political contributions. We treat shareholder proposals on political contributions on a case-by-case basis.	Case by-case
Reimburse proxy contest expenses We are generally against the reimbursement of shareholder proxy contest expenses	Case-by-case

Environmental Matters

We strongly support disclosure of information surrounding a company’s ESG efforts, and disclosure of items such as energy and water usage, GHG emissions, renewable energy initiatives, and energy targets, but we review shareholder proposals case-by-case

Case-by-case

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AUDITORS

Ratify Auditors

Generally in favor of reappointing auditors unless we question the auditor’s opinion due to items such as a serious material weakness, an opinion which we deem to be inaccurate or excessive non-audit fees

For
Authorize Board to Fix Remuneration of External Auditor(s)	For
Approve Special Auditors Report Regarding Related Party Transactions	For
Approve Remuneration of Directors and Auditors	Case-by-case

MISCELLANEOUS

Approve Listing of Shares on a Secondary Exchange

•  Vote against if (1) The change would result in the company being listed only on an unregulated exchange OR if (2) This proposal would completely de-list the company.

Case-by-case

Approve Merger Agreement

•  Vote against if the company failed to directly or indirectly through a financial advisor contact other potential buyers as a “market check” before agreeing to the proposed deal being voted on.

Case-by-case
Call Special Meeting of Shareholders	For

As of: March 2020

END OF POLICY

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